FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending December 07, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





Issued - Friday 7th December 2007


                                   GLAXOSMITHKLINE PLC
                         ANNOUNCES CHANGE TO BOARD COMMITTEE

The Board has appointed Dr Stephanie Burns a member of the Corporate Responsibility Committee with immediate effect.

A table showing the membership of the Board and its committees is attached.

S M Bicknell
Company Secretary
7th December 2007


                            ________________________

                         BOARD AND COMMITTEE MEMBERSHIP
                               WITH EFFECT FROM
                              7TH DECEMBER 2007*


Sir Christopher Gent              Chairman
Sir Ian Prosser                   Senior Independent Non-Executive Director

Dr J-P Garnier*                   Chief Executive Officer
Mr Julian S Heslop                Chief Financial Officer
Dr Moncef Slaoui                  Executive Director, Chairman, Research &
                                  Development

Professor Sir Roy Anderson        Independent Non-Executive Director
Dr Stephanie Burns                Independent Non-Executive Director
Mr H Lawrence Culp                Independent Non-Executive Director
Sir Crispin Davis                 Independent Non-Executive Director
Sir Deryck Maughan                Independent Non-Executive Director
Dr Dan Podolsky                   Independent Non-Executive Director
Dr Ronaldo Schmitz                Independent Non-Executive Director
Mr Tom De Swaan                   Independent Non Executive Director
Sir Robert Wilson                 Independent Non-Executive Director


Board Committee              Committee Chairman          Members

Audit                        Mr Tom De Swaan              Sir Deryck Maughan
                                                          Dr Dan Podolsky
                                                          Sir Ian Prosser
                                                          Dr Ronaldo Schmitz
                                                          Sir Robert Wilson

Remuneration                 Sir Robert Wilson            Mr H Lawrence Culp
                                                          Sir Crispin Davis
                                                          Sir Christopher Gent
                                                          Dr Ronaldo Schmitz

Nominations                  Sir Christopher Gent         Sir Ian Prosser
                                                          Dr Ronaldo Schmitz

Corporate Responsibility     Sir Christopher Gent         Dr Stephanie Burns
                                                          Sir Ian Prosser
                                                          Dr Dan Podolsky
                                                          Mr Tom de Swaan


* Mr Andrew Witty, CEO Designate and Mr Chris Viehbacher, President, US Pharmaceuticals will join the Board as Executive Directors on 31st January 2008


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 07, 2007                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc